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Exhibit 99.(a)(1)(xv)

Letter to the editor, sent to Business Week by Motorola on March 4, 2003.

Letter to the editor:

        It's apparent from the column, Next Level: A Grim Fairy Tale that significant facts should never stand in the way of a good story. For example, the column states that "Motorola came upon a tiny cub of a company," overlooking the facts (plainly disclosed in SEC filings and other news publications over the years) that Motorola didn't "come across" Next Level Communications deliberately or use its "shares to buy an 80% stake in Next Level". When Motorola acquired General Instrument Corporation (GI) in an $11 billion transaction in January 2000, Next Level was already a GI subsidiary. Far from being a "tiny cub of a company", Next Level had already worked its way through over $350 million in investments made by GI. As the record clearly shows (and the court records highlight), Next Level did not find other "new and willing investors" prepared to provide independent financing. Only one meaningful proposal was presented to Motorola from a third party investment group and that proposal required Motorola to guarantee a 43% return on the stock price of Next Level (over a period when, in fact, the stock price declined over 80%).

        No one denies Next Level is in financial trouble. At the same time no one but Motorola seems to be offering a solution for the shareholders, employees, customers and technology by offering a path forward in these difficult times. Rather, all the buzz is about lawsuits, slanted press articles, chat boards and day-trading arbitrageurs—not about shareholders, employees, customers and technology.

        Business Week's most important omission is the fact that Delaware Chancery Court refused to enjoin Motorola's pending tender offer for all of the outstanding shares of stock of Next Level and rejected all of Next Level's claims. This decision was made Tuesday evening, well ahead of the deadline for the current issue of Business Week. In rejecting Next Level's claims, the Court wrote that 'Motorola has acted consistently and at great expense to itself to maintain Next Level's NASDAQ listing, thus, preventing further erosion in Next Level's share price,' and that 'Motorola has fully and adequately disclosed all material information and that its tender offer is not inequitably coercive.' The Delaware Chancery Court went on to say, remarkably, that certain of Next Level's claims "[p]erhaps exceed[ed] the reasonable bounds of zealous advocacy." The Delaware Chancery Court denied Next Level's appeal and the Supreme Court of the State of Delaware also denied Next Level's appeal.

        Certainly Business Week seems comfortable adopting Next Level's frivolous and in some cases patently false claims. As a highly respected business publication we could only assume that your readers would like a full story and all of the facts when reporting on a particular issue.

Regards.

Don McLellan
Corporate Vice President, Merger & Acquisitions
Motorola, Inc.

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  Exhibit 99.(a)(1)(xv)